UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 7.4% increase in August 2019 passenger traffic

●	The Culiacán (+14.9%), Monterrey (+2.1%), and Ciudad Juárez (+17.6%) airports contributed most to traffic growth

Monterrey, Mexico, September 4, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 7.4% in August 2019, as compared to August 2018. Domestic traffic increased 7.0%, and international traffic increased 11.3%.

Total Passengers*
	Aug-2018	Aug-2019	Change %	Jan - Aug 2018	Jan - Aug 2019	Change %
Domestic	1,767,909	1,890,832	7.0	12,609,685	13,561,142	7.5
International	197,684	220,000	11.3	1,744,103	1,869,467	7.2
OMA Total	1,965,593	2,110,832	7.4	14,353,788	15,430,609	7.5
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During August 2019, domestic traffic increased in ten of our airports, with the largest increases in:

●	Culiacán (+14.8%) as a result of increased traffic on the Tijuana and Mexico City routes.
●	Ciudad Juárez (+17.5%) benefitted from increased traffic on the Mexico City route.
●	Acapulco (+24.4%), due to increased traffic on the Mexico City route, and
●	Monterrey (+1.5%) due to increased traffic on the Toluca and Tijuana routes.

International traffic grew in all of our airports in August, with the largest increases in Monterrey (+6.9%), as a result of increases in the number of passengers on the Houston route; and Durango (+88.4%), due to increased traffic on the Dallas route.

Of total passenger traffic, 99.4% was commercial, and 0.6% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*
	Aug-2018	Aug-2019	Change %	Jan - Aug 2018	Jan - Aug 2019	Change %
Acapulco	62,763	77,466	23.4	509,015	598,212	17.5
Ciudad Juárez	123,156	144,874	17.6	902,541	1,069,401	18.5
Culiacán	186,231	214,032	14.9	1,510,269	1,645,803	9.0
Chihuahua	146,011	159,035	8.9	1,032,016	1,122,232	8.7
Durango	38,163	51,908	36.0	279,739	332,480	18.9
Mazatlán	75,022	88,459	17.9	704,738	764,625	8.5
Monterrey	1,028,884	1,050,699	2.1	7,104,990	7,428,271	4.6
Reynosa	49,124	46,572	(5.2)	311,072	325,696	4.7
San Luis Potosí	56,113	60,040	7.0	418,652	421,625	0.7
Tampico	66,990	65,924	(1.6)	494,214	496,671	0.5
Torreón	62,206	62,579	0.6	448,989	468,737	4.4
Zacatecas	33,113	44,183	33.4	232,738	311,869	34.0
Zihuatanejo	37,817	45,061	19.2	404,815	444,987	9.9
OMA Total	1,965,593	2,110,832	7.4	14,353,788	15,430,609	7.5

Domestic Passengers*
	Aug-2018	Aug-2019	Change %	Jan - Aug 2018	Jan - Aug 2019	Change %
Acapulco	59,806	74,372	24.4	461,787	549,969	19.1
Ciudad Juárez	122,868	144,373	17.5	899,542	1,065,354	18.4
Culiacán	183,958	211,116	14.8	1,490,444	1,620,803	8.7
Chihuahua	135,097	146,084	8.1	951,395	1,033,177	8.6
Durango	32,096	40,476	26.1	242,256	273,183	12.8
Mazatlán	64,813	77,311	19.3	490,910	543,210	10.7
Monterrey	910,634	924,270	1.5	6,224,039	6,488,693	4.3
Reynosa	48,803	46,229	(5.3)	308,732	323,195	4.7
San Luis Potosí	39,110	41,045	4.9	300,387	293,498	(2.3)
Tampico	62,054	60,848	(1.9)	458,916	459,441	0.1
Torreón	56,783	55,779	(1.8)	409,291	420,531	2.7
Zacatecas	19,505	30,331	55.5	139,849	214,104	53.1
Zihuatanejo	32,382	38,598	19.2	232,137	275,984	18.9
OMA Total	1,767,909	1,890,832	7.0	12,609,685	13,561,142	7.5

International Passengers*
	Aug-2018	Aug-2019	Change %	Jan - Aug 2018	Jan - Aug 2019	Change %
Acapulco	2,957	3,094	4.6	47,228	48,243	2.1
Ciudad Juárez	288	501	74.0	2,999	4,047	34.9
Culiacán	2,273	2,916	28.3	19,825	25,000	26.1
Chihuahua	10,914	12,951	18.7	80,621	89,055	10.5
Durango	6,067	11,432	88.4	37,483	59,297	58.2
Mazatlán	10,209	11,148	9.2	213,828	221,415	3.5
Monterrey	118,250	126,429	6.9	880,951	939,578	6.7
Reynosa	321	343	6.9	2,340	2,501	6.9
San Luis Potosí	17,003	18,995	11.7	118,265	128,127	8.3
Tampico	4,936	5,076	2.8	35,298	37,230	5.5
Torreón	5,423	6,800	25.4	39,698	48,206	21.4
Zacatecas	13,608	13,852	1.8	92,889	97,765	5.2
Zihuatanejo	5,435	6,463	18.9	172,678	169,003	(2.1)
OMA Total	197,684	220,000	11.3	1,744,103	1,869,467	7.2
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: September 4, 2019